Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-52615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Korea Investment & Securities America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1350 Avenue of the Americas, Suite 1602
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dong Eun Kim	212-314-0685	dkim@kisamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sejong, LLP
(Name – if individual, state last, first, and middle name)

65 Challenger Road, Suite 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

5519	8/16/11
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Dong Eun Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Korea Investment & Securities America, Inc. as of and for the year ended December 31, 2021, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

Peter C. Dupin
ID # 50067518
Notary Public of New Jersey
Commission Expires on 9/6/2022

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly-Owned Subsidiary of Korea Investment & Securities US, Inc.)

TABLE OF CONTENTS

This filing ** contains (check all applicable boxes):

(x) (a) Statement of Financial Condition.
(x) (b) Notes to consolidated statement of financial condition.
( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( ) (d) Statement of cash flows.
( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
( ) (g) Notes to consolidated financial statements.
( ) (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
( ) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x) (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x) (t) Independent public accountant's report based on an examination of the statement of financial condition.
( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.
( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.
( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( ) (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

sejong LLP
integrity·trust·professionalism
65 Challenger Road. Suite 250, Ridgefield Park, NJ 07660 T. 212.244.3940 | F. 201.242.0106
www.sejongllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Korea Investment & Securities America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Korea Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on Korea Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Korea Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Korea Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey

February 16, 2022

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalent	$	4,138,920
Time deposits		2,596,019
Commissions receivable from Ultimate Parent		113,465
Other receivable from Parent		185,722
Fixed assets, net		4,114
Right-of-use assets		2,989,926
Deferred tax assets		166,503
Other assets		205,788
	$	10,400,457

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	60,508
Lease liabilities		3,143,311
Total liabilities		3,203,819
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding 200 shares		2
Additional paid-in capital		5,999,998
Retained earnings		1,196,638
Total stockholder's equity		7,196,638
	$	10,400,457

See accompanying notes to statement of financial condition.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

1.   Description of Business

Korea Investment & Securities America, Inc. (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

On August 3, 2021, Korea Investment & Securities Co., Ltd. (the "Ultimate Parent" and formerly sole stockholder of the Company), a Korean corporation, had contributed its entire ownership of the Company to Korea Investment & Securities US Inc. (the "Parent"), a Delaware corporation.

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in emerging markets.

The Company clears all transactions on a fully disclosed basis through the Ultimate Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC rule 15c3-3 under Paragraph (k)(2)(i).

2.   Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Fair value of Financial Instruments

In accordance with Financial Accounting Standard Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 4 for further

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Beginning with the tax year of 2021, the Company elected to file a consolidated tax return with the Parent. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Parent. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on its hypothetical return and assess the need for a valuation allowance on the basis of its projected separate return results.

(f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation.

(g) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases,* as a lessor and a lessee. This update, as well as additional amendments and targeted improvements issued in 2018 and early 2019, supersedes existing lease accounting guidance found under AS 840, Leases (AS 840) and requires the recognition of right-to-use assets and lease obligations by lessees for those leases originally classified as operating leases under prior lease guidance.

Effective with the adoption, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition. Short-term leases with a term of 12 months or less are not required to be recognized. The update also requires qualitative and quantitative disclosure of key information regarding the amount, timing and uncertainty of cash flows arising from leasing arrangements to increase transparency and comparability among companies: The accounting for lessors does not fundamentally change with this update except for changes to conform and align guidance to the lessee guidance, as well as to the revenue recognition guidance in ASU 2014-09. Some of these conforming changes, such as those related to the definition of lease term and minimum lease payments, resulted in certain lease arrangements, that would have been previously accounted for as operating leases, to be

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

classified and accounted for as sales-type leases with a corresponding up-front recognition of equipment sales revenue.

The Company is a sublessor of a non-cancellable operating lease for office space. The Company recognizes deferred rent receivable which includes the amount of cumulative adjustments necessary to present rental income on a straight-line basis. When the amount of cash billed is less than the amount of revenue recognized, typically early in the lease, deferred rent receivables are recorded for the difference. The receivable is depleted during periods later in the lease when the amount of cash paid by the sublessee is greater than the amount of revenue recognized. When the collection of rental billings is not considered probable, sublessee is moved to "cash basis billings," at which point the corresponding deferred rent receivables are written down against lease revenues, and future revenues are recognized upon receipt of payment. Deferred receivables are amounts due under payment plans, where rents have been billed and lease revenues have been recorded, but payments are not due currently.

The Company is a lessee in several non-cancellable operating leases, for office space, vehicle and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of leases are not readily determinable and accordingly, the Company use its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for vehicle and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

(h) Recent Accounting Pronouncement

In December 2019, the FASB issued guidance which simplifies Accounting for Income Taxes (Topic 740). The ASU intends to reduce complexity through clarification and amendments of existing guidance. The updated guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

permitted in any interim periods for which financial statements have not been issued. The Company is currently evaluating the impacts the adoption of this guidance will have on its financial statements, but do not expect it to have a material impact.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard provides for a new impairment model which requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted in any interim periods for which financial statements have not been issued. The Company currently evaluating the impacts the adoption of this guidance will have on its financial statements, but do not expect it to have a material impact.

3. Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

In accordance with ASC 820, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 are as follows:

Description	Level 1	Level 2	Level 3	Total
Money market accounts	$ 328,236	—	—	$ 328,236
Time deposits	$ —	2,596,019	—	$ 2,596,019

4. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital",

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2021, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Ultimate Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2021, the Company had net capital of $3,922,543, which exceeded the minimum requirement by $3,672,543. The Company's percentage of aggregate indebtedness to net capital was 5.45%.

5. **Fixed Assets**

Fixed assets, at December 31, 2021, are summarized as follows:

Equipment	$	62,784
Furniture and fixtures		25,768
Leasehold improvements		17,735
		106,287
Less accumulated depreciation and amortization		102,173
	$	4,114

6. **Leases**

The Company is a lessee of an office space and subleases such office space to a sublessee under operating leases for specified periods of time. Current sublease agreement covers entire lease term of such office space. Contracts are evaluated at commencement to determine if the contract contains a lease, as defined by ASC 842, and the appropriate classification for such leases. In making this determination, the Company evaluates, among other things, whether the customer has the right to control the use of the identified asset. As of December 31, 2021, the remaining term for such lease is approximately 9.4 years.

The Company has obligations as a lessee for office space, vehicle, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to nine years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2021, are approximately as follows:

Years		Amount
2022	$	358,000
2023		358,000
2024		358,000
2025		358,000
2026		370,000
Thereafter		1,679,000
Total undiscounted lease payments		3,481,000
Less imputed interest		338,000
Total lease liabilities	$	3,143,000

7. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets (liabilities) at December 31, 2021, are as follows:

Deferred tax assets (liabilities):

Net operating loss carryforwards	$	126,532
Lease		50,326
Fixed assets		4,604
Accrual bonus		(14,862)
Unrealized loss		(97)
Total deferred tax assets, net		166,503
Less valuation allowance		—
Net deferred tax assets	$	166,503

The net change in the valuation allowance for the year ended December 31, 2021 was a decrease of approximately $396,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance.

At December 31, 2021, the Company does not have net operating loss carryforwards available for federal income tax purpose. Meanwhile, the Company has net operating loss carryforwards for states and local tax purposes amounting to approximately $1,263,000 and $822,000, respectively, at December 31, 2021, which expire in various years through December 31, 2039.

8

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New Jersey States and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2018, 2019 and 2020 for the federal, states, and local jurisdictions.

The Company files a consolidated tax return with its Parent under "separate return" method for the year ended December 31, 2021. The amount of tax-related balance due from the Parent as of December 31, 2021, is approximately as below:

Other receivable from Parent	$	186,000

8. **Related Party Transaction**

The Company leases an office space to the Parent and files a consolidated tax return with the Parent. The Company executes purchases and sales of Korean securities for customers through the Ultimate Parent. Commissions on Korean equity security transactions for customers are collected by the Ultimate Parent directly from the customers and remitted periodically to the Company.

A summary of balances with the Parent and Ultimate Parent as of December 31, 2021, is approximately as follows:

		Parent		Ultimate Parent
Other receivable from Parent	$	186,000	$	—
Deferred rent receivable included in other assets		45,000		—
Commissions receivable from Ultimate Parent		—		113,000

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

9. **Off-Balance-Sheet Risk**

The Company clears securities transactions on behalf of customers through the Ultimate Parent. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2021. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities US, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

10. **Concentrations of Credit Risk**

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2021. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and cash equivalent and time deposits in banks periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

11. **Risks and Uncertainties**

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

12. **Subsequent Events**

The Company has evaluated subsequent events from the date of the statement of financial condition through February 16, 2022, the date at which the financial statements were available to be issued and determined that there were no other items which required accounting for or disclosure in the financial statements.

Korea Investment & Securities America,

1350 Avenue of the Americas, Suite 1602
New York, NY 10019
Tel: 212-247-4368 / Fax: 212-314-0699

Korea Investment & Securities America, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2021

Korea Investment & Securities America, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Dong Eun Kim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Dong Eun Kim, President
February 16, 2022

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Korea Investment & Securities America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Korea Investment & Securities America, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Korea Investment & Securities America, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the “exemption provision") and Korea Investment & Securities America, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Korea Investment & Securities America, Inc.’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Korea Investment & Securities America, Inc.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 16, 2022